Mail Stop 4720   October 1, 2009

Mr. J. Hyatt Brown
Chief Executive Officer
Brown & Brown, Inc.
220 South Ridgewood Avenue
Daytona Beach, Florida 32114

Re: Brown & Brown, Inc.
         Form 10-K for the year ended December 31, 2008
         File No. 001-13619

Dear Mr. Brown:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                                Sincerely,

                                                Jeffrey Riedler
                                                Assistant Director

cc: Laurel L. Grammig, Esquire
    Vice President and Chief Corporate Counsel
    Brown & Brown, Inc.
    3101 Martin Luther King, Jr. Blvd., Suite 400
    Tampa, Florida 33607